Exhibit (a)(5)(C)

Dear ATSC Team Members:

Today, we announced the signing of a definitive agreement for Salient Federal Solutions to acquire ATS Corporation. We are writing this email to share the reasons behind this news and why we are so excited about your future with Salient.

Salient Federal Solutions is based in Fairfax, Va., and is a leading provider of information technology, engineering and intelligence analysis services to agencies in the intelligence, defense, homeland security and cyber domains. We will be joining a global company with more than 700 employees at more than 100 sites throughout the world. As Salient employees, we will have a proven leadership team, excellent company benefits, mission challenges that matter, and firm financial backing for long-term success.

Through the combined company, we will have access to a much broader range of services—at any required scale or global location. Wherever and whenever you or your customers need support, Salient can reach back to a wide range of complementary capabilities, offerings and expertise. However, know that on a day-to-day basis, little will change for you—we will continue in the same role, support the same customers and expected to provide the same high level of service and professionalism you always do.

The Salient team is working to create a new breed of industry partner, an agile company, to help government agencies address the risks and opportunities of an abruptly changing world. One that’s free from legacy limitations. One that’s driven by a relentless customer focus. And as a result, one that delivers capabilities that truly matter. The acquisition of ATSC directly supports Salient’s business strategy to provide the IT, engineering, and analysis services across a broad set of customers. Salient has a concentration of customers in the defense and intelligence communities and commercial clients. ATSC clearly has a concentration in the Federal civilian agencies, and brings important new capabilities to Salient’s core competencies. Together, we will be able to provide unmatched expertise in case management, federal financial systems, supply chain management, border/port security, health information systems, and other solutions.

We have scheduled an employee-wide All-Hands Meeting for 12:00 noon EDT today, Tuesday, February 21, to provide additional information and introductions. The meeting will be held at the ATSC Headquarters, in the board room on the fourth floor, and concurrently broadcast via conference call to the following two locations for our local employees to attend in person:

•                  Hilton Alexandria Mark Center, 5000 Seminary Rd, Alexandria, US, 22311 for our DTSA team conveniently located within walking distance from your customer site.

•                  Washington Marriott at Metro Center, 775 12th Street NW, Washington DC 20005, for our PBGC, Architect of the Capitol, FHFA, Department of Labor and any other downtown-based staff. The hotel is accessible by metro, ½ block away from the Metro Center metro station.

We will have ATSC and Salient representatives at each location to answer your questions.

For those outside of the metro-DC area not able to attend in person at the locations above, the dial in is 1-866-866-2244, Participant Code 5183538.

The call will also be recorded should you not be available to dial in at 12:00 noon. You will be able to access the recording after 5PM today by logging into the following password protected website: www.SalientFed.com/WelcomeATS.  The password will be provided via e-mail later today.

We expect this transaction to close within the next 30 to 60 days. We will be working together to make plans for combining our two companies during that time. Communication will be critical in making this process a success. You can help by submitting your questions to TransitionHelp@salientfed.com or via our telephone hotline with a dedicated voice-mailbox: 1-877-501-1444 so we can respond with accurate, timely information.

Once the merger is complete, we will introduce everyone to Salient and share more about the collective capabilities. In the meantime, we invite you to visit Salient’s website to learn more about the company and its offerings at www.salientfed.com.

We recognize that many of you work at customer sites and are likely to be asked questions about the transaction. We will be working closely with your project managers to provide customer-related communications and guidance. In the meantime, please don’t hesitate to call us with any specific concerns or questions.

If you receive inquiries from the press or any other outside entities prior to the closing, please refer them immediately to Pamela Little at 571-766-2789 or plittle@atsc.com or John Hassoun at 571-766-2765 or jhassoun@atsc.com, or Brad Antle at 703-891-8200 or brad.antle@salientfed.com.

You will be a critical element to the exciting new chapter in the growth of Salient. Combining your talents, skills, and companies’ capabilities will create new opportunities for everyone. We look forward to welcoming you as a member of the Salient team.

Sincerely,

John Hassoun	Pamela Little	Brad Antle
Co-CEO	Co-CEO and CFO	President and CEO
ATSC	ATSC	Salient Federal Solutions

Additional Information

The tender offer for the outstanding shares of ATSC has not yet commenced.  This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of ATSC. At the time the tender offer is commenced, Salient will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and ATSC will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and ATSC stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials, when prepared and ready for release, will be made available to ATSC’s stockholders at no expense to them.  In addition, at such time ATSC stockholders will be able to obtain these documents for free from the U.S. Securities and Exchange Commission’s website at www.sec.gov.